DS SERVICES HOLDINGS, INC.

DS SERVICES OF AMERICA, INC.

CRYSTAL SPRINGS OF ALABAMA HOLDINGS, LLC

5660 New Northside Drive,

Atlanta, GA 30328

June 24, 2014

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

DS Services Holdings, Inc.

DS Services of America, Inc.

Crystal Springs of Alabama Holdings, LLC

Registration Statement on Form S-4 (File Nos. 333-194935-02; 333-194935; and 333-194935-01)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, DS Services Holdings, Inc., a Delaware corporation (“Holdings”), DS Services of America, Inc., a Delaware corporation (the “Company”), and Crystal Springs of Alabama Holdings, LLC, a Delaware limited liability company (together with Holdings and the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to June 27, 2014 at 3:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission	2

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Monica K. Thurmond (212-373-3055) or Jonathan Shallow (212-373-3624) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

DS Services Holdings, Inc.
DS Services of America, Inc.
Crystal Springs of Alabama Holdings, LLC

By:	/s/ Ron Z. Frieman
Name:	Ron Z. Frieman
Title:	Senior Vice President, Chief Financial Officer and Treasurer

cc:	Monica K. Thurmond, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP